UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 12, 2008

NuTECH DIGITAL, INC.
(Exact name of registrant as specified in its charter)

California	**000-50021**	**95-4642831**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

10390 Wilshire Boulevard
Penthouse 20
Los Angeles, California 90024
(Address of principal executive offices)

(310) 777-0012
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

Effective as of May 12, 2008, the one-for-sixty reverse stock split of our issued and outstanding common stock was declared effective (the "Reverse Stock Split"). Pursuant to the Reverse Stock Split, each sixty shares of our issued and outstanding common stock is thereby reclassified and combined into one share of our common stock. The number of shares of our authorized common stock shall remain at 100 million shares, without any change in par value per common share. Additional information about the reverse stock split is available in our definitive information statement filed with the Securities and Exchange Commission on October 31, 2007.

Pursuant to the Reverse Stock Split, effective as of May 12, 2008, our stock trading symbol has changed from NTDL to NDGT.

Item 9.01 Financial Statements and exhibits.

Exhibit Number	Description
3.1*	Certificate of Amendment to Articles of Incorporation filed on January 22, 2008

* Attached hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NuTECH DIGITAL

Date: May 22, 2008   By: /s/ Richard M. Greenberg

Richard M. Greenberg
President

Exhibit 3.1



State of California
Secretary of State

I, DEBRA BOWEN, Secretary of State of the State of California, hereby certify:

That the attached transcript of _2_ page(s) was prepared by and in this office from the record on file, of which it purports to be a copy, and that it is full, true and correct.



IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

MAR - 7 2008

DEBRA BOWEN
Secretary of State

OSP 06 99733

2D13395 A0673178

FILED TRM
in the office of the Secretary of State
of the State of California
JAN 2 2 2008

CERTIFICATE OF AMENDMENT TO THE
ARTICLES OF INCORPORATION
OF
NuTECH DIGITAL, INC.

A. Frederick Greenberg and Richard M. Greenberg certify that:

1. They are, respectively, the duly elected and acting Chief Executive Officer, and President and Secretary of the Corporation named above.

2. Article 4 of the Articles of Incorporation of the Corporation is amended to read as follows:

IV

(a) The total number of shares which the Corporation is authorized to issue shall be One Hundred Fifty Million (150,000,000) shares of which One Hundred Million (100,000,000) shares shall be designated as Common Stock with no par value per share and Fifty Million (50,000,000) shares shall be designated as preferred stock with no par value. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Preferred Stock and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of the series.

(b) Upon this Certificate of Amendment to the Articles of Incorporation of the Corporation becoming effective pursuant to the General Corporation Law of the State of California (the "Effective Time"), shares of Common Stock held by each holder of record of outstanding shares of Common Stock on such date shall be automatically combined according to class at the rate of one-for-sixty without any further action on the part of the holders of the Corporation (the "Reverse Split"). With respect to all fractional shares, each stockholder of record owning shares of Common Stock prior to the reverse stock split which are not evenly divisible by sixty (60) will receive one additional share for the fractional share that such stockholder would otherwise have been entitled to receive as a result of the reverse stock split. The effect on the outstanding shares of Common Stock of the Corporation are as follows: there are currently 34,172,494 shares of Common Stock of the Corporation issued and outstanding; following completion of the Reverse Split, there will be 569,542 shares of Common Stock of the Corporation issued and outstanding.

(c) Each stock certificate issued prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of shares of Common Stock, as the case may be, into which the shares represented by such certificate shall have been reclassified pursuant to the Reverse Split. Each holder of record of a certificate that represented shares of Common

Stock immediately prior to the Effective Time, shall receive, upon surrender of such certificate, a new certificate representing the number of shares of Common Stock immediately after the Reverse Split.

(d) Following the effectiveness of the amendment, each certificate representing shares of Common Stock outstanding immediately prior to the reverse stock split will be deemed automatically, without any action on the part of the stockholders, to represent one-sixtieth of the pre-split number of shares. However, no fractional shares will be issued as a result of the reverse stock split. Each stockholder of record owning shares of Common Stock prior to the reverse stock split which are not evenly divisible by sixty (60) will receive one additional share for the fractional share that such stockholder would otherwise have been entitled to receive as a result of the reverse stock split. After the reverse stock split becomes effective, stockholders will be asked to surrender their stock certificates in accordance with the procedures set forth in a letter of transmittal. *Stockholders should not submit any certificates until requested to do so.* Upon such surrender, a new certificate representing the number of shares owned as a result of the reverse stock split will be issued and forwarded to stockholders. However, each certificate representing the number of shares owned prior to the reverse stock split will continue to be valid and represent a number of shares equal to one-sixtieth of the pre-split number of shares.

3.   The foregoing amendment of the Articles of Incorporation has been duly approved by the Board of Directors of the Corporation.

4.   The foregoing amendment of the Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the General Corporation Law. The total number of outstanding shares of Common Stock of the Corporation is 34,172,494, and the total number of outstanding shares of Series A Convertible Preferred Stock of the Corporation is 23,800. The number of shares voting in favor of the amendment equaled or exceeded the vote required, with 51% of the shares of Common Stock and 100% of Series A Convertible Preferred Stock approving the amendment. The percentage vote required for each class entitled to vote is 50.1% of the shares of Common Stock and 50.1% of the shares of Series A Convertible Preferred Stock.

I declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment this 14th day of February, 2008.



A. Frederick Greenberg.
Chief Executive Officer



Richard M. Greenberg,
President and Secretary



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